UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Broadway Financial Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

1144410

(CUSIP Number)

Terry E. Girling
DISA Liquidating Co.
Deltec House, Lyford Cay
P.O. Box N-3229
Nassau, Bahamas
242 302-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  |  |

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

                                  SCHEDULE 13D

 CUSIP No. 1144410                                        PAGE 2 OF 4 PAGES

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       DISA Liquidating Co.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_]
                                                                           (b) [_]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS (See Instructions)

       AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                      [_]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands

                    7    SOLE VOTING POWER

                                -0-

    NUMBER OF       8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 -0-
     OWNED BY
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                    -0-
       WITH
                    10   SHARED DISPOSITIVE POWER

                                -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                      [_]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.0%

  14   TYPE OF REPORTING PERSON (See Instructions)

       CO

         DISA Liquidating Co. (the “Company”) hereby amends and supplements its statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Broadway Financial Corporation (the “Issuer”). Except as amended and supplemented hereby, the statement on Schedule 13D remains in full force and effect.

Item 5.     Interest in Securities of the Issuer.

         On July 16, 2001, the Company sold 51,000 Shares to clients of Deltec Asset Management LLC for $408,000, or $8.00 per Share, in a transaction which was crossed internally on the books of Deltec Asset Management LLC. On July 19, 2001, the Company sold 106,424¾ Shares in the open market for $1,062,119.00, or $9.98 per Share. As of the date of this statement, the Company does not own beneficially any Shares of the Issuer.

Page 3 of 4 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2001	DISA LIQUIDATING CO.
	By:	/s/ David P. McNaughtan

		Name: Title:	David P. McNaughtan President

Page 4 of 4 Pages